ROGERS COMMUNICATIONS INC.
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To our Shareholders:
       The 2006 annual general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Tuesday, April 25, 2006
Time:	3:30 p.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario, Canada
       Business of the meeting:

(1)	receive the financial statements for the year ended December 31, 2005 and the auditors’ report on the statements;

(2)	elect 16 directors;

(3)	appoint auditors; and

(4)	consider any other business properly before the meeting.
       You are entitled to notice of and to vote at the meeting if you were a registered shareholder of Class A Voting Shares at the close of business in Toronto on March 24, 2006 (subject to voting restrictions described in the Information Circular attached). If you were the registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting but not to vote.
      On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au (416) 935-3532. Le texte français sera disponible à l’assembleé.

March 21, 2006	By order of the Board

Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.
INFORMATION CIRCULAR
Information is as of March 21, 2006 unless otherwise stated.
       The management of Rogers Communications Inc. is soliciting your proxy for use at the annual general meeting to be held on April 25, 2006 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by directors, officers or designated agents, at nominal cost. We, us, our/ours, RCI or the Corporation refers to Rogers Communications Inc. and you or yours refers to a shareholder of Rogers Communications Inc.
PART 1 VOTING INFORMATION
REGISTERED SHAREHOLDERS
      You are a registered shareholder if a share certificate has been issued in your name and you are shown in our records of shareholders.
Who Can Vote?
      If you were a registered holder of Class A Voting Shares (the Class A Shares) on March 24, 2006 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares on the record date you will be entitled to attend at the meeting or any adjournments or postponements of the meeting but not to vote on any business. Voting is subject to certain restrictions described below.
Voting By Proxy
      If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).
Appointing a Proxyholder
      If it is not convenient for you to attend the meeting, you may vote on the matters to be considered at the meeting in one of two ways:

•	You can authorize the management representatives named on the enclosed proxy card to vote your shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for receiving proxies is Secretary of the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

—	Telephone (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to give your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy card. If your proxy card does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions through the Internet. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to do this.

—	Fax. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775;
      or

•	You may appoint another person to attend the meeting on your behalf and vote your shares. If you choose this option, you can appoint your proxyholder by mail, fax or through the Internet. If you mail or fax the proxy card, you must print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither person has to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.
Please remember that your proxy or voting instructions must be received by no later than 4:30 p.m. (local time in Toronto) on April 24, 2006.
Your Voting Choices
      You can tell the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder can decide how to vote your Class A Shares.
      If the 3 directors named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally
Amendments or New Business
      On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.
Changing Your Mind
      You can revoke your proxy card by:

•	a completed and signed proxy card with a later date returned by the deadline and to the place identified above under Appointing a Proxyholder;

•	a written revocation, delivered to our registered office at 2100 – 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2 by 4:30 p.m. (local Vancouver time) on April 24, 2006 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.
BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)
      Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative such as a broker, bank, trust company or trustee, rather than in your name.
How Does a Non-Registered Holder Give Voting Instructions?
      Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes.

Please follow your representative’s signing and return instructions. Sometimes you may be allowed to give your instructions by Internet or telephone.
How Does a Non-Registered Holder Vote in Person at the Meeting?
      You can request your representative to appoint you as proxyholder. You can insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative. Then follow your representative’s instructions.
Changing Your Mind as Non-Registered Holder
      As a non-registered shareholder you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives notice from you in time (7 days or more before the meeting).
HOW VOTES ARE COUNTED
Class A Shares
      Each Class A Share is entitled to 50 votes on a poll.
RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES
      We have ownership interests in several Canadian entities licenced or authorized to operate under communications laws (the Laws) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)
      The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.
      The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.
      If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the above mentioned legislation, may be in jeopardy, the Board will invoke the restrictions in our Articles on transfer, voting and issue of our shares.
OUTSTANDING SHARES AND MAIN SHAREHOLDERS
      On March 21, 2006, 56,233,894 Class A Shares were outstanding. Edward S. Rogers, O.C., our President and Chief Executive Officer (Edward S. Rogers) beneficially owned or controlled 51,116,099 Class A Shares, being about 90.9% of our outstanding Class A Shares (of which 46,213,699 Class A Shares are held by E.S.R.I.L. Inc.).
RESTRICTED SHARE DISCLOSURE
      Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase our Class A Voting Shares would not necessarily require that an offer be made to purchase our Class B Non-Voting Shares.
      Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2005, Note 13.

PART 2      BUSINESS OF THE MEETING
ELECTION OF DIRECTORS
      In accordance with our Articles, the Board has set at 16 the number of directors to be elected at the meeting. All of the current directors retire at the annual general meeting but are eligible for re-election.
The Proposed Nominees
      The 3 directors named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 16 proposed nominees named below (all of whom are currently directors). Each director elected will serve until the next annual general meeting, subject to possible earlier termination.
Proposed Nominees

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Ronald Duncan Besse (7)(8)(9)	President, Besseco Holdings Inc.	1984	7,000	27,265	16,756.63

Ronald D. Besse, 67, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Inc. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

Charles William David Birchall (7)(11)(12)	Company Director	2005	Nil	Nil	339.85

Charles William David Birchall, 63, resides in Toronto, Ontario. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation and Chief Executive Officer of ABX Financeco Inc.; subsidiaries of Barrick Gold Corporation. Mr. Birchall has served as Vice Chairman of TrizecHahn Corporation (1996 to 2001) and is a director of Trizec Canada Inc. Mr. Birchall is a Fellow of the United Kingdom Institute of Chartered Accountants (1963).

Peter C. Godsoe, O.C. (8)(10)(11)(12)(13)	Company Director	2003	Nil	14,200	4,348.78

Peter C. Godsoe, O.C., 67, resides in Toronto, Ontario, Canada and has been a director of RCI since October, 2003 and lead director since March 2006. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Alan Douglas Horn (6)	President and Chief Executive Officer, Rogers Telecommunications Limited	2006	Nil	200,000	Nil

Alan D. Horn, 54, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006. Mr. Horn served as Vice-President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. Mr. Horn is also a director of ATI Technologies Inc. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Thomas Ian Hull (8)(10)(11)(13)	Chairman and Chief Executive Officer, The Hull Group Inc. (insurance)	1979	254,200	1,550	19,238.83

Thomas I. Hull, 73, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

Philip Bridgman Lind, C.M.	Vice-Chairman of the Corporation	1979	190,260	622	Nil

Philip B. Lind, C.M., 62, resides in Toronto, Ontario, Canada and has been a director of RCI since February, 1979. Mr. Lind is Vice-Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Canadian General Tower Limited, Council for Business and the Arts, The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Nadir Mohamed (9)	President and Chief Operating Officer Communications Group of the Corporation	2005	Nil	20,000	Nil

Nadir Mohamed, 49, resides in Toronto, Ontario, Canada and has been a director of RCI since May, 2005. Mr. Mohamed is President and Chief Operating Officer, Communications Group of RCI. Mr. Mohamed joined RCI in August, 2000 as President and Chief Operating Officer of Rogers Wireless Inc. and served as President and Chief Executive Officer of Rogers Wireless Inc. from July, 2001 to May, 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as Senior Vice-President, Marketing for Telus Communications Inc. from February, 1999 to August 2000. Between August 1997 and January 1999 Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a director of Sierra Wireless, Inc., Cinram International Inc. and GSM Association. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.

The Honourable David Robert Peterson, P.C., Q.C. (4)(9)	Senior partner and Chairman of law firm of Cassels Brock & Blackwell LLP	1991	Nil	4,500	15,721.27

The Hon. David R. Peterson, P.C., Q.C., 62, resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Inc., Industrielle Alliance Assurance Company and Shoppers Drug Mart as well as The University of Toronto, St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Edward Samuel Rogers, O.C. (1)(2)(5)(10)(11)	President and Chief Executive Officer of the Corporation	1979	51,116,099	19,616,603	Nil

Edward S. Rogers, O.C., 72, resides in Toronto, Ontario, Canada and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

Edward Rogers (3)(10)(11)(12)	President Rogers Cable Communications Inc.	1997	1,000	342,523	Nil

Edward Rogers, 36, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers is President of Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc., 1996-1998; Vice-President and General Manager, GTA of Rogers Cable Inc., 1998-2000; and Senior Vice-President, Planning and Strategy of RCI, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Loretta Anne Rogers (2)	Company Director	1979	1,000	51,445	10,966.98

Loretta A. Rogers, 66, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers also serves as a director of Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario

Melinda M. Rogers (3)(9)(12)	Vice-President Strategic Planning and Venture Investments of the Corporation	2002	100	301,850	Nil

Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers also serves as a director of The Ontario Media Development Corporation, iBAHN (formerly STSN Inc.) and the Jays Care Foundation. Ms. Rogers was appointed Vice-President, Venture Investments of RCI in September 2000 and Vice President, Strategic Planning and Venture Investments in May 2004. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

William Tate Schleyer (8)	Chairman and Chief Executive Officer, Adelphia Communications Corporation (cable communications)	1998	Nil	30,000	10,737.83

William T. Schleyer, 54, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

John Arnold Tory, Q.C. (8)(10)(11)(12)(13)	President, Thomson Investments Limited (holding company)	1979	37,800	56,065	11,499.64

John A. Tory, Q.C., 76, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

John Christopher Counsel Wansbrough (7)(9)(10)(11)	Chairman, Rogers Telecommunications Limited (holding company)	1982	Nil	6,165	5,360.60

J. Christopher C. Wansbrough, 73, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as Chairman and director of Rogers Telecommunications Limited and E.S.R. Limited since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of Omers Realty Corporation from 1989 to 1997. Mr. Wansbrough serves as a director of United Corporations Limited and Lake Simcoe Conservation Foundation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

Colin D. Watson (7)	Company Director	2004	125,000	Nil	Nil

Colin D. Watson, 64, resides in Toronto, Ontario, Canada, Mr. Watson was elected a director of RCI in May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 to January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of a number of other companies, including Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, NorthStar Aerospace, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation, Arpeggio Acquisition Corp., Pelmorex Inc. and Mason Capital. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.
Notes:

(1)	Further details concerning these and other holdings are described above under the heading Outstanding Shares and Main Shareholders.

(2)	Loretta A. Rogers is married to Edward S. Rogers.

(3)	Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers.

(4)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(5)	Mr. Edward S. Rogers, O.C. was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.

(6)	Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for protection from its creditors in October 2002.

(7)	Member of the Audit Committee.

(8)	Member of the Compensation Committee.

(9)	Member of the Pension Committee.

(10)	Member of the Executive Committee.

(11)	Member of the Finance Committee.

(12)	Member of the Nominating Committee.

(13)	Member of the Corporate Governance Committee.
     Each of the proposed nominees is now a director and has been a director since the date indicated above and is a director of the Corporation’s wholly-owned subsidiaries Rogers Cable Inc. and Rogers Wireless Inc. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, not being within our knowledge, has been furnished by the respective proposed nominees individually. See “Attendance of Directors at Meetings” for members of each committee of the Board.

APPOINTMENT OF AUDITORS
      Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The 3 directors named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.
      The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.
Auditors’ Fees

	2005	2004

Audit Fees(1)	$4,702,838	$4,588,061
Audit-related fees(2)	442,400	759,696
Tax Fees(3)	721,608	1,166,735
All other fees(4)	40,000	—

Total	$5,906,846	$6,514,492

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, and accounting consultations related to audited financial statements.

(2)	Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for French translation.

PART 3 COMPENSATION
EXECUTIVE COMPENSATION
      The following table shows compensation we paid during the last three financial years to the Chief Executive Officer and the Chief Financial Officer who served during 2005, and the three other most highly compensated Executive Officers who served as Executive Officers at the end of 2005 (the Named Executive Officers).
Summary Compensation Table

					Long-Term
					Compensation

		Annual Compensation			Awards		Payouts

					Securities	Shares or
					Under	Units
				Other	Options/	Subject to
				Annual	SARs	Resale	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(3)	(#)	($)	($)(7)	($)(8)

Edward S. Rogers	2005	1,236,178	2,248,020	—	53,300	Nil	Nil	1,287
President and Chief	2004	1,103,684	2,312,678	1,021	Nil	Nil	Nil	1,134
Executive Officer	2003	988,000	1,976,000	4,170	209,800	Nil	Nil	1,134

Alan D. Horn	2005	514,048	580,396	—	17,800	Nil	Nil	1,912
Vice President, Finance	2004	517,796	1,020,252	354	Nil	Nil	Nil	1,685
and Chief Financial Officer(9)	2003	486,216	425,880	1,447	82,700	Nil	Nil	1,654

Robert W. Bruce (1)(2)(6)	2005	455,053	959,152	—	13,500	Nil	Nil	1,351
Senior Vice President,	2004	390,963	685,228	2,288	Nil	Nil	Nil	1,191
Communications Group	2003	354,442	551,506	6,768	77,175	Nil	Nil	1,191

Nadir H. Mohamed (1)(2)(4)	2005	742,896	2,240,439	6,000	22,900	Nil	Nil	2,483
President and Chief	2004	663,840	1,611,075	8,246	Nil	Nil	Nil	2,187
Operating Officer, Communications Group	2003	624,000	1,192,614	13,008	99,800	Nil	Nil	2,041

Anthony P. Viner(5)	2005	521,737	1,197,853	—	5,000	Nil	Nil	1,965
Senior Vice President,	2004	525,540	1,081,967	406	Nil	Nil	Nil	1,732
Media	2003	494,000	801,000	1,660	10,000	Nil	Nil	1,616

Notes:

(1)	The bonuses paid to Messrs. Bruce and Mohamed in 2004 and 2005 include special bonuses in connection with the successful acquisition and integration of Fido Solutions Inc.

(2)	The bonus paid to Mr. Mohamed each year and the bonus paid to Mr. Bruce in 2003 and 2004 includes a special bonus in furtherance of the Corporation’s retention arrangements.

(3)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein.

(4)	Mr. Mohamed became President and Chief Operating Officer, Communications Group of the Corporation on May 25, 2005. Previously he was President and Chief Executive Officer of Rogers Wireless Inc.

(5)	Mr. Viner is President of Rogers Media Inc. Mr. Viner participates in a long term incentive plan described in this Information Circular under Employment Contracts. The accrued value of the units held by Mr. Viner in this plan was $34.256 million as at December 31, 2005. 16 of the 20 units awarded to Mr. Viner have vested.

(6)	Mr. Bruce became President, Rogers Wireless Partnership on May 25, 2005. Previously he was Executive Vice President and Chief Marketing Officer of Rogers Wireless Inc.

(7)	The Corporation had no long term incentive plan payouts in 2005.

(8)	The amounts quoted in this column represent premiums paid by the Corporation for group term life insurance for each officer.

(9)	Mr. Horn resigned as Vice President, Finance and Chief Financial Officer of RCI effective March 21, 2006.

Options Granted during 2005
      The Corporation granted 1,031,808 options in 2005. This includes 429,274 options which were exchanged for options to acquire shares of Call-Net Enterprises Inc. as a result of the acquisition of Call-Net Enterprises Inc. by the Corporation.
      The following table sets forth individual grants of stock options by the Corporation during the last financial year to the Named Executive Officers:
Option/SAR Grants During the Most Recently Completed Financial Year(1)

		Percent of		Market Value of
	Securities	Total		Securities
	Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or	Options/SARs on
	Granted	Employees in	Base Price	Date of Grant
Name	(#)(2)	Financial Year	($)	($)	Expiration Date

Edward S. Rogers	53,300	5.2%	$33.95	$33.95	March 4, 2012

Alan D. Horn	17,800	1.7%	$33.95	$33.95	March 4, 2012

Robert W. Bruce	13,500	1.3%	$33.95	$33.95	March 4, 2012

Nadir H. Mohamed	22,900	2.2%	$33.95	$33.95	March 4, 2012

Anthony P. Viner	5,000	0.4%	$33.95	$33.95	March 4, 2012

Notes:

(1)	The Corporation has not granted any Stock Appreciation Rights (SARs).

(2)	Options were granted for Class B Non-Voting Shares of the Corporation. The Options vest over four years and are exercisable for seven years. Percentage shown is of total options for Class B Non-Voting Shares of the Corporation granted in the year.
Aggregated Option/SAR Exercises in 2005 and Year End Option/SAR Values
      The following table sets forth each exercise of options during the last fiscal year by the Named Executive Officers:

				Value of Unexercised
			Unexercised	in-the-Money
			Options/SARs at	Options/SARs at
	Securities	Aggregate	December 31, 2005	December 31, 2005
	Acquired on	Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

Edward S. Rogers	77,500	2,635,775	1,480,900/158,200 (1)	45,781,036/3,987,141

Alan D. Horn	288,000	10,640,250	941,350/59,150 (1)	39,870,282/1,522,732

Robert W. Bruce	100,725	2,205,544	Nil/64,950 (1)	Nil/2,137,382

Nadir H. Mohamed	439,231	8,152,591	216,931/210,224 (1)	5,861,918/6,267,484

Anthony P. Viner	51,000	1,837,710	75,900/10,000 (1)	2,741,786/226,725

Notes:

(1)	These amounts represent options granted between 1994 and 2005 for Class B Non-Voting Shares at exercise prices ranging from $6.29 to $33.95.

(2)	The closing price of Class B Non-Voting Shares of the Corporation on the Toronto Stock Exchange on December 31, 2005 was $49.20.

RETIREMENT ARRANGEMENTS
Pension Plan Table

	Years of Service
Remuneration
($)	15	20	25	30	35

125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
      The preceding table reflects the pension benefits available under our defined benefit plan. Our plan credits an annual pension, payable at retirement, equal to 2% of career average earnings for each year of credited service (except that 2001 earnings apply to 2001 and earlier years). The maximum benefit payable from the Corporation’s defined benefit plan is $1,722.22 per year of service before January 1, 2004, $1,833.33 in 2004 and $2,000 in 2005 and $2,111.11 per year of service after December 31, 2005. Any amount in excess of the maximum pension payable from the Corporation’s defined benefit plan is paid to the Named Executive Officer from Supplemental Retirement Plans described below. Each pension is payable monthly for the lifetime of a Named Executive Officer and a maximum of 60 monthly payments are guaranteed.

		Estimated
	Projected	Annual		2005
Named Executive Officer	Service	Benefit		Earnings

E. S. Rogers	47 years	$964,500	(1)	$1,200,000
A. D. Horn	26 years	$251,400	(2)	$514,000
R. W. Bruce	0.25 years	$400	(3)	N/A
N. H. Mohamed	21 years	$292,000	(4)	N/A
A. P. Viner	20 years	$199,400	(2)	$521,700
Notes:

(1)	E.S. Rogers’ pension from the Corporation’s Defined Benefit Plan started effective December 1, 2002. Under a supplemental pension plan, he is entitled to an estimated annual benefit of $832,500.

(2)	Each of Messrs. Horn and Viner is entitled to a pension based on 2% of his average annual pensionable earnings for years of credited service less any pension payable from the Corporation’s Defined Benefit Plan. We will pay a death benefit of $100,000 per year for 10 years for either of these executives who dies after age 55 and before age 65 while still employed by the Corporation.

(3)	Mr. Bruce elected to waive participation in the plan effective December 24, 2002.

(4)	Mr. Mohamed is entitled to a pension based on $225,000, indexed from May 1, 2004 at 4% per annum and continuing until the earlier of the cessation of his employment with the Corporation and May 1, 2021, less any amounts paid from his previous employer’s pension plans and from the Corporation’s Defined Benefit Plan.

EMPLOYMENT CONTRACTS
      We have a written employment contract with 4 of our Named Executive Officers. The contracts include the compensation and pension terms set out above.
      Under his employment contract, Mr. E. S. Rogers will be our Chief Executive Officer until December 31, 2008. The contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee for the 2005 amounts). It also provides him with the right to various benefits that we make available generally to our senior executives. On his death, we will pay to his spouse in equal monthly instalments for her lifetime an annual amount equal to one-half of his average annual salary for the 3 year period ending the earlier of December 31, 2008 and his employment termination date. If we terminate Mr. Rogers’ employment without cause we will give him 6 months’ notice (or the number of months between the termination date and December 31, 2008, if less). Mr. Rogers has agreed not to compete, for 5 years after the termination date, with our and our subsidiaries’ respective businesses.
      Our employment contracts with Messrs. Mohamed and Viner continue to their respective 65th birthdays. Each contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee for the 2004 amounts). The contracts also provide the executives with the right to various benefits that we make available generally to our senior executives.
      Under our employment contract with Mr. Mohamed, if we terminate Mr. Mohamed’s employment, other than for cause, we will pay him a sum equal to 24 months base salary and bonus and permit him to continue in our pension and benefit plans (except any disability plans) for 24 months or until he turns 65, should that occur before the end of the 24 month period. Our stock options that would have become exercisable within 24 months become immediately exercisable. He may exercise those options, and all options already exercisable, for the balance of their respective terms, ranging from 7 to 10 years from their grant dates. If there is a change of control of us or Rogers Wireless Communications Inc., Mr. Mohamed may resign and be entitled to the termination results outlined above. Unless he is terminated without cause, Mr. Mohamed has agreed, among other things, not to compete for twelve months after his termination with any wireless communications business carried on by Rogers Wireless Communications Inc. and its subsidiaries at the termination date.
      Under our employment contract with Mr. Viner, if we terminate Mr. Viner’s employment, other than for cause, we will give him notice (or equivalent payment) equal to the lesser of three years and the number of months between the termination date and his 65th birthday. Mr. Viner has agreed, among other things, not to compete for eighteen months after his termination with any broadcasting or programming business competitive with the business of our subsidiary Rogers Broadcasting Ltd. (RBL) and corporations within its group carried on at the termination date. RBL awarded Mr. Viner 20 participating units (the RBL Units) in a long term incentive phantom option plan, sixteen of which units had vested by the end of 2005. Mr. Viner may under that plan elect to receive for each vested unit a cash payment equal to a certain percentage of the increase in the capitalized value of RBL and its subsidiaries. That increase is measured at the fiscal year end of RBL before his election against the value at December 31, 1996. Mr. Viner may so elect only as to vested RBL Units, and only on or before August 31, 2007.
      Under our employment contract with Mr. Bruce, if we terminate Mr. Bruce’s employment, other than for cause, we will pay him a sum equal to 24 months base salary and bonus (target at 100%) in a lump sum and benefits, including car lease (except for coverage of disability benefits), will continue for a period of 24 months as a final settlement. Any options that would have vested in the subsequent 12 month period from the date of termination will vest on the termination date and be exercisable over the following 24 months. Mr. Bruce will also have 24 months from the date of termination to exercise any other options vested as of the termination date. In the event of the involuntary termination of his employment, Mr. Bruce has agreed that he will not work for Telus Mobility, BCE Mobility, or any other wireless service provider in Canada for a period of 24 months following the date of termination. In the event of a change of ultimate control of Rogers Wireless, Mr. Bruce may within 60 days of such ultimate change of control terminate his employment and receive the benefits on the same terms as if this was an involuntary termination of his employment.
COMPOSITION OF THE COMPENSATION COMMITTEE
      The Compensation Committee consists of 6 non-management directors. The members of the Compensation Committee in 2005 were: Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Peter C. Godsoe, O.C., William T. Schleyer, John A Tory, Q.C. and Robert W. Korthals. Mr. Korthals served on the Compensation Committee until his retirement from the Board on June 29, 2005 and Mr. Emerson ceased to serve on the Compensation Committee on March 21, 2006.

REPORT ON EXECUTIVE COMPENSATION
Compensation Philosophy
      The Corporation fosters a true “pay for performance” culture by placing significant emphasis on variable pay for its executives. Our compensation programs are designed to recognize outstanding individual performance in the context of overall corporate success. This emphasizes the importance of balancing and rewarding individual and team performance.
Pay Benchmarking
      The Corporation routinely assesses the market competitiveness of its executive compensation through data acquired from an independent compensation consulting firm. Our compensation levels are compared to those in Canadian companies operating in each of the following sectors:

•	telecommunications

•	publishing

•	broadcasting

•	cable
      We do not position our compensation levels at a specific level in relation to the market. Rather, we position by individual to recognize the individual’s skills set, experience, contribution and retention risk. This approach is driven by the intense level of competition in all markets in which the Corporation operates, and the importance and mobility of executive talent.
Base Salary
      Base salary is decided by considering comparable positions in relevant companies and by assessing an executive’s sustained performance. Base salaries are reviewed annually and adjusted if required.
Annual Incentives
      Our executive officers are eligible for annual cash bonuses based on achieving specified performance levels (the Annual Incentive Plan). At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Actual awards are based on an executive’s performance measured against the goals, and range from zero to a multiple of the target awards.
      For such senior executives (including Named Executive Officers) the Committee will approve:

•	performance criteria (metrics)

•	weighting of these metrics

•	the threshold, target and stretch levels of performance

•	the corresponding target awards
      The Named Executive Officers’ annual incentive awards were based on the following metrics and weights in 2005:

	Metrics	Weighting(1)

E.S. Rogers	(against budget)

A.D. Horn	• EBITDA (earnings before interest,	28%

R.W. Bruce	taxes, depreciation and amortization)

N.H. Mohamed	• Operational performance including	57%

	• Net subscriber additions,
	• Subscriber churn
	• Network revenue growth and
	• Customer satisfaction

	• Personal objectives	15%

A.P. Viner	• EBITDA of Rogers Broadcasting Limited
	(actual)	100%

(1)	The weighting of these metrics varies by metric and by individual.

     In 2005, the target annual incentive as a percentage of base salary, for each Named Executive Officer, was as follows:

	Bonus

	(% of salary)
E.S. Rogers	100%
A.D. Horn	60%
R.W. Bruce	56	%(a)
N.H. Mohamed	101	%(b)
A.P. Viner	N/A	(c)

(a)	pro-rated bonus target — 5 months @ 50% and 7 months @ 60% (Mr. Bruce’s bonus target was increased to 60% effective May 1, 2005 to reflect his new responsibilities as President of Rogers Wireless Inc.)

(b)	pro-rated bonus target — 5 months @ 67% and 7 months @ 125% (Mr. Mohamed’s bonus target was increased to 125% effective May 1, 2005 to reflect his new responsibilities as President, Chief Operating Officer, Communications Group of the Corporation)

(c)	as noted in the table of metrics and weightings, Mr. Viner’s annual incentive is directly linked to the EBITDA of Rogers Broadcasting Limited, thus there is no target percentage of base salary.
     Annual incentive awards for the Named Executive Officers in 2005 were consistent with the terms of the incentive plan approved by the Committee at the start of the year. Actual awards exceeded target awards due to strong individual and corporate performance.
      The Committee may approve from time to time additional special cash awards for an exemplary performance, particularly for matters outside the normal course of business. For 2005, the Committee made special awards to Messrs. Bruce and Mohamed in connection with the successful completion of the integration of Fido Solutions Inc.
Long Term Incentives
      The most senior of our executives receive a substantial portion of their compensation opportunities in the form of long term incentives. This is consistent with market practices and our philosophy of variable compensation. We believe that equity based long term incentives create an enhanced alignment of an executive’s interests with your interests as shareholders.
      The Corporation has maintained a stock option plan for key employees and officers for a number of years (See Summary of the 2000 Stock Option Plan below). The Committee approves a schedule that links the value of shares under a stock option grant to an individual’s base salary. This determines the size of individual stock option grants.
      The Committee may, in cases of a new hire, promotion or exemplary individual performance during the year, approve an award in excess of that calculated according to the approved guidelines. The CEO has the authority to make grants within guidelines authorized by the Committee.
      The Corporation’s long term incentive plan includes the use of stock options for those executives with base salaries in excess of $150,000 per year who are deemed to have the greatest ability to create sustained value for the shareholders.
      Key provisions of the long term incentive plan include:

•	awards will be granted annually subject to Committee approval;

•	awards are established in a range from base to maximum within defined salary bands;

•	awards are based on a multiple of salary;

•	eligible executives may make the following choices for their award grant:

(i)	100% in stock options;

(ii)	100% Restricted Share Units (RSUs) (See summary of RSU Plan below); or

(iii)	50% in stock options and 50% in RSUs,
         and (iii) applies if no choice is made;

•	the value of an RSU is considered to be equal to 2 stock options;

•	the exercise price of stock options is the market price of the shares when the option is granted;

•	stock options granted have a term of seven years and vest at the rate of 25% starting on the first anniversary of the grant date; and

•	RSUs have a three year term and vest 100% at the end of the term.
Senior Executive Incentive and Ownership Program
      In February 2006, the Compensation Committee approved a Senior Executive Incentive and Ownership Program. The key provisions of this program include:

•	participation is limited to the CEO and executives reporting directly to him or her, the COO and executives reporting directly to him or her, senior operations and marketing business unit leaders, but excluding executives of the Corporation’s media subsidiary;

•	participating executives will be subject to minimum ownership requirements of the Corporation’s shares equal to a targeted multiple of base salary;

•	annual incentive awards will be deferred in excess of 100% of the target amount when required ownership levels are not maintained by the executive; and

•	a competitive long term incentive award in the form of performance based stock options will be made that vest based on time and share appreciation targets, known as double trigger performance contingent options.
Features of the program are further described below

(a)	Annual Incentive
      The Annual Incentive Plan will continue as described above with the bonus award based on the results achieved relative to annual budget targets. To the extent an executive has not satisfied the ownership requirements (see “Share Ownership Requirements”) the executive is required to defer any incentive earned in excess of 100% of target in the form of RSUs vesting as at the end of a three year period.
      In addition, the executive may defer all or any portion of the bonus in the form of an RSU or DSU (deferred stock unit) (which are redeemed on termination of employment). Any election of a deferral must be made by December 31 of the year in which it is earned. Any amount that is deferred as an RSU will be forfeited and not paid out on the third anniversary of the award, if the executive is terminated for cause prior to the third anniversary or if at any time prior to the third anniversary the executive has been employed by or provided services to one of our competitors.

(b)	Long Term Incentive Plan
      The executives will participate in a performance contingent long term incentive plan. Executives participating in this program will no longer have the choice of a stock option or RSU. All options granted under this long term incentive plan will vest over four years (or later) provided both the time and performance criteria are met during the option term.

•	Options have a seven-year term.

•	All options granted will vest based on time (25%/year) provided established stock price targets are met at any time during the term of the Option.

•	Stock price performance targets will be based on the five-day weighted average share price prior to March 1 plus a specified annual increase, compounded annually for each of the four years following the date of the grant.

•	The actual performance is measured based on the twenty-day weighted average share price on the Toronto Stock Exchange.

(c)	Share Ownership Requirements
      Our stock ownership guidelines are designed to increase executives’ equity stake in Rogers and to align their interests more closely with those of our shareholders. The current guidelines are as follows:

Multiple of
Base Salary

Chief Executive Officer	5.0
Chief Operating Officer	4.0
Chief Financial Officer & Business Unit Presidents	3.0
Other Senior Executives	2.0
      These guidelines must be achieved within a five-year period. Shares counted towards these guidelines include:

•	any shares held by the executive directly or through a broker;

•	RSUs (including RSUs deferred in the Annual Incentive Plan); and

•	vested but unexercised stock options (the net in-the-money value of vested options).
      The Compensation Committee will annually review the individual executive ownership positions.
Benefits and Perquisites
      Executives at the Vice President level and above are eligible for enhanced life insurance and long term disability benefits in addition to other employee benefits generally. Depending on an executive’s role, the executive may be eligible for a company automobile or automobile allowance, and membership fees to a business or recreation club.
Chief Executive Officer’s Compensation
      The Compensation Committee reviews the Chief Executive Officer’s performance each year. Mr. Rogers’ base salary is established in a manner consistent with that established for other senior executives.
      As noted in the general discussion of executive compensation, the Chief Executive Officer’s annual incentive is based on a series of quantitative and qualitative metrics.
Financial Performance Summary — 2005
      Based on our performance against the budget metrics, on the business results component of the annual incentive, Mr. Rogers earned an amount equal to 185.1% of the 85% weighting due to over performance in the key metrics, in particular EBITDA and subscriber growth.
Non-Financial Performance Summary — 2005
      The Committee awarded Mr. Rogers 200% of the Personal Objectives component of the annual incentive for 2005 reflecting his leadership during our highly successful year.
      Based on our 2005 results, the Compensation Committee awarded Mr. Rogers an annual incentive award of $2,248,020 (equal to 187.3% of his base salary). The Committee also approved a new employment agreement for Mr. Rogers pursuant to which his salary was increased by 25% to $1.5 million and his target bonus was increased to 150% of this base salary, each effective January 1, 2006 and his contract was extended from June 30, 2008 to December 31, 2008. The Committee approved the grant of 157,250 performance contingent options in 2006 at an exercise price of $45.22 per Class B Non-Voting Share, subject to the terms of the Senior Executive Incentive and Ownership Program described above.
Submitted on behalf of the Compensation Committee
THOMAS I. HULL, Chairman
RONALD D. BESSE
PETER C. GODSOE, O.C.
WILLIAM T. SCHLEYER
JOHN A. TORY, Q.C.

SHARE PERFORMANCE GRAPH
      The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 2000 in:

•	our Class A Shares (RCI.A)

•	our Class B Non-Voting Shares (RCI.B)

•	the Standard & Poors/ Toronto Stock Exchange Composite Total Return Index
Comparison of 5-Year Cumulative Total Return

	Dec. 2000	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	Dec. 2005

RCI.A	$100	$105	$60	$83	$125	$202

RCI.B	$100	$107	$58	$84	$124	$195

S&P/TSX Composite Total Return Index	$100	$87	$77	$97	$111	$138

      Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation plus dividends reinvested.

COMPENSATION OF DIRECTORS
      For 2005 we paid non-employee directors fees based on the following structure:

annual Board retainer	$40,000

each Board meeting attended	$ 1,000 or
	$ 1,250 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

each Audit Committee meeting attended	$ 1,000 or
	$ 1,750 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

each other committee meeting attended	$ 1,000 or
	$ 1,250 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

annual retainer for Audit and Compensation Committee Chairs	$20,000

each committee meeting attended by Audit and Compensation Committee chairs	$ 3,000

annual retainer for other committee chairs	$10,000

each committee meeting attended by chair of other Committees	$ 1,500

      Upon retirement, we pay a retirement allowance of $20,000 plus $2,000 per year of service to our directors after ten years of service. We reimburse directors for travel and other expenses when they attend meetings or conduct our business. We did not pay directors’ fees to directors who are our officers.

      The following Table shows the compensation we paid to each director for the year ended December 31, 2005.
2005 Directors’ Compensation

	Annual	Board	Committee	Committee	Travel	Dividends
	Board	Meeting	Chair	Membership	Time	Paid	Total
	Retainer	Fees	Retainer	Meeting Fees	Allowance	Pursuant to	Compensation
	($)	($)	($)	($)	($)	DDSUs	($)

R.D. Besse	$40,000	$8,000	$20,000	$34,250	N/A	$1,392	$103,642

C.W.D. Birchall(3)	$20,000	$4,500	N/A	$11,000	N/A	N/A	$35,500

H.G. Emerson, Q.C. (1)	N/A	N/A	N/A	N/A	N/A	$1,731	$301,731

P.C. Godsoe, O.C.	$40,000	$8,250	N/A	$10,250	N/A	$241	$58,741

T.I. Hull	$40,000	$8,750	$20,000	$20,500	N/A	$1,493	$90,743

P.B. Lind(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

N. Mohamed(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

D.R. Peterson, P.C., Q.C.	$40,000	$7,750	N/A	$12,000	N/A	$1,138	$60,888

E.S. Rogers, O.C.(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

E. Rogers(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

L.A. Rogers	$40,000	$9,000	N/A	N/A	N/A	$898	$49,898

M.M. Rogers(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

W.T. Schleyer	$40,000	$1,750	N/A	$6,000	$8,000	$922	$56,672

J.A. Tory, Q.C.	$40,000	$9,000	N/A	$12,250	N/A	$946	$62,196

J.C.C. Wansbrough	$40,000	$9,000	$10,000	$25,500	N/A	$535	$85,035

C.D. Watson	$40,000	$9,000	N/A	$20,000	N/A	N/A	$69,000

(1)	See description of Mr. Emerson’s retainer below.

(2)	As directors employed by us, Ms. Rogers and Messrs Lind, Mohamed, E.S. Rogers and Edward Rogers do not receive an annual board retainer or meeting fees.

(3)	Mr. Birchall was elected to the Board effective June 29, 2005.

(4)	Messrs. Korthals, Mikalachki and Wilson retired from the Board effective June 29, 2005 and each received the following compensation:

	Annual	Board	Committee	Travel		Dividends
	Board	Meeting	Membership	Time	Retiring	Paid	Total
	Retainer	Fees	Meeting Fees	Allowance	Allowance Paid	During	Compensation
	($)	($)	($)	($)	($)	2005	($)

Robert W. Korthals (4)	$20,000	$4,250	$3,250	N/A	$40,000	$840	$68,340

Alexander Mikalachki (4)	$20,000	$1,500	$1,000	$9,500	$40,000	$142	$72,142

W. David Wilson(4)	$20,000	$3,500	$4,500	N/A	$72,000	$841	$100,841

      Starting in 2005, directors no longer receive a retainer for serving as a director on the board of the Corporation’s operating subsidiaries.

      In 2005, Mr. Emerson served in the following corporations within the Rogers group:

Corporation	Position

Rogers Communications Inc.	• Director
• non-executive Chairman

Rogers Wireless Inc.	• Director
• non-executive Deputy Chairman

Rogers Cable Inc.	• Director
• non-executive Vice Chairman

Rogers Media Inc. (part of year)	• Director
• non-executive Chairman

Rogers Communications Inc.	• Chairman of Executive Committee and Nominating and Corporate Governance Committee
• Member of
— Executive Committee
— Audit Committee (until resignation effective June 29, 2005)
— Finance Committee
— Nominating and Corporate Governance Committee
— Compensation Committee
• Observer on Audit Committee
      For such services, we paid Mr. Emerson an all-inclusive annual retainer of $300,000 in 2005 in lieu of all other retainers and attendance fees. Mr. Emerson is also entitled to a club membership reimbursed by us and has a supplemental retirement plan that provides for a pension based on 2% of his average compensation multiplied by his years of pensionable service. Mr. Emerson retired from the Board effective March 21, 2006.
Directors’ Deferred Share Unit (DDSU) Plan
      We introduced the DDSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DDSUs. Each DDSU is a book entry having a value equal to the market value of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A director’s DDSUs may be converted to cash only when the director ceases to be our or our subsidiaries’ director. The value of a converted DDSU will be equal to the market value of the Class B Non-Voting Share at the conversion time. DDSUs accrue dividends in the form of additional DDSUs at the same rates as dividends on those Class B Non-Voting Shares.
Share Ownership Guidelines
      Each non-employee director is required to own four times their annual retainer in any combination of Class A Shares, Class B Non-Voting Shares (including vested but unexercised vested stock options (the net in-the-money value of options)) and DDSUs during his or her term of service as director of the Corporation. This represents a change from 2005 when the requirement was 4,000 shares. This approach aligns the directors to the executive ownership program.
Stock Option Plan
      We grant options from time to time to directors under our Stock Option Plans. In 2005, each director was granted 2,134 options to acquire Class B Non-Voting Shares, other than Mr. Birchall who was granted 1,067 options, and Mr. Emerson who was granted 5,332 options, all at an exercise price of $46.88.
Board and Committee Attendance of Directors
      The information presented below shows Board and Committee meetings held and attendance of directors for the year ended December 31, 2005.

      The following table shows a summary of Board and Committee meetings held during 2005.
Board and Committee Meetings Held

Board	12
(a) Audit Committee	8
(b) Compensation Committee	5
(c) Pension Committee	4
(d) Executive Committee	0
(e) Finance Committee	6
(f) Nominating and Corporate Governance Committee(1)	2

Total number of meetings held	37

NOTES:

(1)	Effective March 21, 2006, the Nominating and Corporate Governance Committee was divided into two committees: the Nominating Committee and the Corporate Governance Committee. For current membership of the committees, see “Election of Directors”.
     The following table provides a summary of attendance for Board and Committee members during 2005. Committee membership is identified by the letters (a) to (f) as set out in the above table entitled “Board and Committee Meetings Held”.
Attendance of Directors at Meetings

Name	Board Meetings Attended	Committee Meetings Attended(1)

R. D. Besse(a)(b)(c)	11 of 12	17 of 17

C.W.D. Birchall(3)(a)(e)	5 of 5	5 of 5

H.G. Emerson, Q.C.(4)(6)(b)(d)(e)(f)	12 of 12	17 of 17

P. C. Godsoe, O.C.(b)(d)(e)	9 of 12	11 of 11

T. I. Hull(b)(d)(e)(f)	11 of 12	13 of 13

P.B. Lind	10 of 12	N/A

N. Mohamed(2)(c)	6 of 6	1 of 2

D.R. Peterson, P.C., Q.C.(4)(c)	11 of 12	6 of 6

E.S. Rogers, O.C.(d)(e)	12 of 12	6 of 6

E. Rogers(d)(e)	12 of 12	5 of 6

L. A. Rogers	12 of 12	N/A

M. M. Rogers(c)	10 of 12	3 of 4

W.T. Schleyer(b)	8 of 12	3 of 5

J.A. Tory, Q.C.(b)(d)(e)(f)	12 of 12	13 of 13

J.C.C. Wansbrough(a)(c)(d)(e)	12 of 12	18 of 18

C.D. Watson(a)	12 of 12	8 of 8

Notes:

(1)	Directors who are not members of a Committee may attend Committee meetings as observers at the invitation of the Chair of the Committee.

(2)	Effective May 25, 2005, Mr. Mohamed joined the Board of Directors. Prior to May 25, 2005, Mr. Mohamed attended the meetings of the Pension Committee as a management representative.

(3)	Effective June 29, 2005, Mr. Birchall joined the Board of Directors and the Audit and Finance Committees.

(4)	Effective June 29, 2005, Messrs. Emerson and Peterson resigned from the Audit Committee.

(5)	Effective June 29, 2005, Messrs. Korthals, Mikalachki and Wilson resigned from the Board and all Committees.

(6)	Effective March 21, 2006, Mr. Emerson resigned from the Board and all Committees.

(7)	Mr. Schleyer was unable to attend certain board meetings in 2005 due to his responsibilities as Chief Executive Officer of Adelphia Communications Corporation, which is in the process of being sold.

Name	Board Meetings Attended	Committee Meetings Attended(1)

R.W. Korthals(5)(b)(c)	5 of 7	4 of 6

A. Mikalachki(5)(a)	7 of 7	4 of 4

W.D. Wilson(5)(a)	5 of 7	3 of 4

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
      The following table shows details of equity compensation plan information at December 31, 2005.
Equity Compensation Plan Information

	Number Of Securities
	To Be Issued		Number Of Securities
	Upon Exercise Of		Remaining Available
	Outstanding Options,	Weighted — Average	For Future Issuance Under
	Warrants And Rights	Exercise Price	Equity Compensation Plans
	As at December 31, 2005	Of Outstanding Options,	(Excluding Securities
Plan Category	(A)	Warrants And Rights	Reflected In Column (A))

Equity compensation	OPTIONS 13,239,424	$19.24	5,010,764
plans approved by
Securityholders

	RSUs 297,767	N/A	1,702,233

TOTAL	13,537,191		6,712,997

      The following information is provided as of March 21, 2006:

	# of Class B
	Non-Voting Shares
	Issued and Issuable
	Under Security Based	% of Outstanding
	Compensation	Class A and Class B
Plan	Arrangements	Non-Voting Shares

Restricted Share Unit Plan	2,000,000	0.64
2000 Stock Option Plan	15,000,000	4.78
1996 Stock Option Plan	12,500,000	3.98
1994 Stock Option Plan	4,750,000	1.51
      As at March 21, 2006, the total number of Class B Non-Voting Shares issuable under outstanding options and RSUs is 14,725,083, representing 4.75% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding.
      All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Non-Voting Shares reserved for issuance pursuant to the Stock Option Plans, the RSU Plan and any other unit or stock option plan granted to any one person shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, RSU Plan and any other of our share compensation arrangements to an insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Non-Voting Shares; and

•	the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders or that insider’s associates shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares.
      The Compensation Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.
Summary of the Stock Option Plans
Eligible Participants
      Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of stock options under our 1994, 1996 and 2000 stock option plans (the Stock Option Plans). All grants require the approval of and are at the discretion of the Compensation Committee. The CEO has the authority to award option grants within guidelines approved by the Compensation Committee.

Determination of Stock Options to be Granted
      The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. The Participant elects whether to receive the long term incentive plan benefit awarded to him or her in the form of stock options, as RSUs (see above), or 50% as to stock options and 50% as to RSUs provided they are not participants in the Senior Executive Incentive and Ownership Program. To the extent he or she elects to receive such benefits in the form of stock options,

•	the dollar amount to be credited as stock options
is divided by

•	the market price per Class B Non-Voting Share as of the grant date and the resulting number of stock options is awarded to the Participant.
      The market price of the Class B Non-Voting Shares for calculating stock options, and the exercise price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.
Vesting and Exercise of Stock Options upon Retirement or Termination of Employment
      The stock options typically vest 25% per year and expire in periods ranging from 7 to 10 years. The Committee may establish a different vesting period.
      The following rules apply if a Participant’s employment is terminated before expiry or if a person who is a director ceases to be a director before expiry:

•	if terminated by death or disability the employee Participant’s stock options would continue to vest and all vested options would be exercisable until the original expiry date in accordance with the original terms of the grant of such options (unless the Committee otherwise expressly determines in writing).

•	if terminated by retirement at retirement age, the employee Participant’s stock options would continue to vest and all vested options would be exercisable, in the manner determined by the Compensation Committee.

•	if terminated for any other reason other than cause, the employee Participant’s unvested stock options are forfeited (unless the Committee otherwise expressly determines in writing) and vested options may be exercised at any time within 30 days after termination.

•	if the Participant is a director and ceases to be a director for any reason, the options would continue to vest and all vested options would be exercisable until the original expiry date in accordance with the original terms of such options (unless the Committee otherwise expressly determines in writing).
Amendment and Termination of Stock Option Plans
      The Compensation Committee may amend, suspend or terminate the Stock Option Plans at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. In accordance with TSX requirements, shareholder approval of amendments to the plans is generally required in the case of fundamental changes such as an increase in the number of common shares issuable under a plan or any change to the eligible participants which would have the potential of broadening or increasing insider participation. However, shareholder approval would generally not be required in the case of (a) amendments of a “housekeeping” nature, (b) a change to the vesting provisions of options or a plan, (c) a change to the termination provisions of options or a plan which does not entail an extension beyond the original expiry date, and (d) the addition of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from a plan reserve.
Assignment of Options
      Options are personal to the optionee and are non-assignable, with the exception of the assignment to a legal personal representative of the estate of the optionee, to a personal holding company controlled by the optionee or to a registered retirement savings plan established by the optionee, subject to any applicable regulatory approval.

Summary of the Restricted Share Unit (RSU) Plan
Eligible Participants
      Our and our affiliates’ regular full time employees and officers (the Participants) are eligible for a grant of RSUs under our Restricted Share Unit Plan (the RSU Plan). All grants require the approval of and are at the discretion of the Committee.
Determination of RSUs to be Granted
      The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s long term incentive plan. Under current policies of the Committees, the Participant may elect to receive the long term incentive plan benefit awarded to him or her in the form of stock options, as RSUs, or 50% as to stock options and 50% as to RSUs. To the extent he or she elects to receive such benefits in the form of RSUs,

•	the dollar amount to be credited as RSUs
is divided by

•	the market price per Class B Non-Voting Share as of the grant date which is divided by

•	2
and the resulting number of RSUs is credited to the Participant’s RSU account. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the market price per Class B Non-Voting Share on the date credited).
      The market price of the Class B Non-Voting Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.
Vesting of RSUs and Termination of Employment
      The Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs. The Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Committee has not awarded RSUs subject to performance conditions to vesting.
      The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death or retirement, the Participant’s RSUs vest immediately before the death or retirement date

•	if terminated by disability, the Participant’s RSUs vest on the vesting date as if active employment continued

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing)
Redemption of RSUs
      Our redemption rights and obligations are as follows:

•	we may redeem before the vesting date

•	we must redeem as of the vesting date
      all of a Participant’s vested RSUs. To redeem RSUs, we or the Compensation Committee may choose to

(1)	issue one Class B Non-Voting Share for each RSU; or

(2)	pay cash equal to
           — the number of RSUs credited
      multiplied by
           — the market price per Class B Non-Voting Share; or

(3)	use a combination of (1) and (2).

      We may not issue Class B Non-Voting Shares unless we obtain the approval of the Toronto Stock Exchange and any other regulatory authority (as may be required) and, if and as required by the Toronto Stock Exchange, our shareholders.
Amendment and Termination of the RSU Plan Amendment
      The Compensation Committee may amend, suspend or terminate the RSU Plan at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. In accordance with TSX requirements, shareholder approval of amendments to the RSU Plan is generally required in the case of fundamental changes such as an increase in the number of common shares issuable under the RSU Plan or any change to the eligible participants which would have the potential of broadening or increasing insider participation. However, shareholder approval would generally not be required in the case of (a) amendments of a “housekeeping” nature, (b) a change to the vesting provisions of options or the RSU Plan, (c) a change to the termination provisions of options or the RSU Plan which does not entail an extension beyond the original expiry date, and (d) the addition of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the RSU Plan reserve.
      The RSU Plan was amended in 2005 to increase the number of Class B Non-Voting Shares reserved for issuance pursuant to the RSU Plan from 50,916 to 2,000,000. The amendment was approved by holders of Class A Shares and Class B Non-Voting Shares at the 2005 annual general meeting.
Transferability of Awards
      RSUs are not transferable or assignable other than to the personal representative of an estate or by will in the event of the death of a participant, subject to any applicable regulatory approval.
Employee Share Accumulation Plan
      In 2004, we established the employee share accumulation plan (the Employee Plan), which replaced the Employee Share Purchase Plan. The Employee Plan is open to all of our employees, excluding participants in our Stock Option Plans and our RSU Plan, described above. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 5% of salary. The Board may, in its discretion, authorize designated employees who may contribute up to 10% of their salary to the Employee Plan.
      The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. At the end of each calendar quarter, we contribute to each participating employee’s account, an amount equal to 25% of the aggregate contributions made during that quarter by the participating employee. The trustee then purchases Class B Non-Voting Shares with such contributions, through the facilities of the Toronto Stock Exchange, for the account of the participating employee.
      During the year ended December 31, 2005, an aggregate of 272,510 Class B Non-Voting Shares were purchased under the Employee Plan.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 21, 2006 to the Corporation and its subsidiaries.
Aggregate Indebtedness

	To the Corporation	To another
Purpose	or its subsidiaries	Entity

Share Purchases	Nil	Nil
Other	$3,752,655	Nil

PART 4 CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
      The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The Toronto Stock Exchange (the TSX)	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada
      The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 — Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Nominating and Corporate Governance Committee and approved by the Board.
Composition of the Board
      The Board currently has 16 members. The Board has determined that 9 of the 16 directors are “independent” within the meaning of NI 58-101.
The directors who are not independent are:

Edward S. Rogers, O.C. (executive officer)
Melinda M. Rogers (daughter of Edward S. Rogers and an executive officer)
Philip B. Lind (executive officer)
Nadir Mohamed (executive officer)
Alan D. Horn (former executive officer)
Edward Rogers (son of Edward S. Rogers and an executive officer of our subsidiary Rogers Cable Inc.)
Loretta A. Rogers (spouse of Edward S. Rogers)
The 9 independent directors are:

Ronald D. Besse
C. William D. Birchall
Peter C. Godsoe, O.C.
Thomas I. Hull
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John A. Tory, Q.C.
J. Christopher C. Wansbrough
Colin D. Watson
      A majority of the Board is independent.
      During 2005, the independent directors met at in camera sessions during several Board meetings without any of management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2006. Since January 1, 2005, the independent directors have had 7 such sessions.
      Alan D. Horn is the Chairman of the Board and is not an independent director. Pursuant to the Board Charter, the Board has appointed Peter C. Godsoe, O.C. as lead director. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair” in the Board Charter (attached to this Information Circular as Appendix A).
      For further information regarding the directors, including directorships of other reporting issuers and attendance at Board and committee meetings, see Business of the Meeting — Election of Directors and Executive Compensation — Compensation of Directors above.
Mandate of the Board
      The Board has adopted a Board of Directors Charter (the Board Charter) as its written mandate of directors’ duties and responsibilities (the Board Charter is attached to this Information Circular as Appendix A).
Position Descriptions
      The Board Charter mandates the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	chairing Board and shareholders’ meetings;

•	organizing an appropriate annual work plan and scheduled Board meetings;

•	participating in preparation of each Board meeting agenda and an appropriate information package timely sent to each director in advance of the meeting;

•	monitoring Board committees’ work and attending committee meetings as a non-voting participant (if not a committee member);

•	assisting in the Board’s evaluation and self-assessment of its effectiveness and implementing improvements;

•	providing guidance to individual directors in discharging their duties;

•	ensuring new directors receive an orientation and education program; and

•	arranging for directors to communicate with the Chair formally and informally concerning matters of interest to directors.
      The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.
      The Board has approved a detailed written job description for the office of Chief Executive Officer. The Compensation Committee will review and approve the Chief Executive Officer’s written objectives for the current year.
Orientation and Continuing Education
      It is the responsibility of the Chair of the Board to oversee an orientation and continuing education program for the directors. Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the board. New directors are also provided with a package of detailed information concerning our affairs, including public filings. From time to time, presentations are made by management personnel or outside experts to educate the directors on new issues.
Ethical Business Conduct
      The Board has adopted a Directors and Officers Code of Conduct and Ethics (the Code of Conduct and Ethics or the Code). The Code requires our directors and officers to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.
      Issues arising in connection with the Code, including conflicts of interest are reported to the Audit Committee, which is responsible for monitoring compliance with the Code and applying and interpreting the Code in particular situations. The Audit Committee must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the Audit Committee and reported to the Board.

      We have publicly filed the Code of Conduct and Ethics on SEDAR and posted it on “Corporate Governance” at www.rogers.com.
Nomination of Directors
      Potential candidates for director of the Corporation are evaluated by the Nominating Committee, under the leadership of the Chair, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills.
Summary of Responsibilities, Powers and Operation of the Nominating Committee:

•	reviews, considers and/or initiates proposals for nomination of directors to the Board and the board of directors of wholly-owned subsidiaries

•	where appropriate, interviews proposed nominees

•	assesses incumbent directors for re-nomination to the Board

•	establishes criteria for and recommends prospective members for our and our affiliates’ boards
      The Nominating Committee has five members, a majority of whom are independent.
Compensation
      An annual market survey is carried out to assist management in preparing its recommendations to the Board with respect to executive compensation. The Compensation Committee has retained Mercer Inc. to assist it in evaluating management’s recommendations and to advise on compensation related matters generally. The Compensation Committee may direct management to evaluate alternative compensation arrangements.
      For additional information, please see “Report on Executive Compensation”.
Summary of Responsibilities, Powers and Operation of the Compensation Committee:

•	approves appointment and compensation of senior officers

•	reviews and recommends to the Board our executive compensation policies

•	reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning
      All members of the Compensation Committee are independent.
Board Committees
      The Board has 7 permanent (or standing) committees (the Nominating Committee and the Compensation Committee are described above and the other five are described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder (or corporations he controls) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director.
      For example, during 2005 a special committee of the Board comprised of independent directors reviewed and approved, along with the Board, an arrangement to sell to our controlling shareholder, for $13 million in cash, tax losses aggregating approximately $100 million. The special committee was advised by independent counsel and engaged an independent accounting firm as part of their review to ensure that the sale price was within a range that would be fair to us from a financial point of view.
Audit Committee
      The function of the Audit Committee is as follows:

•	reviews financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy)

•	reviews consolidated financial statements (annual audited and interim unaudited)

•	reviews with external auditors our critical accounting practices and material alternative accounting treatments of financial information that have been discussed with management and external auditors’ other material written communication with management

•	reviews annual and interim financial information and press releases before release of earnings

•	selects, sets compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval

•	pre-approves audit, audit-related and non-audit services of external auditors

•	assesses and reports to the Board on independence and performance of external auditors

•	assesses management’s design, implementation of and reporting on internal controls

•	reviews activities, organization and qualifications of the internal auditors

•	reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information

•	reviews with general counsel legal compliance, litigation and other legal matters

•	establishes procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns

•	prepares annual performance evaluation of the Audit Committee and reviews with Board

•	reviews annually Audit Committee Charter (see www.rogers.com)

•	meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel

•	engages outside advisors as appropriate at our expense without Board or management approval

•	conducts appropriate investigations

•	monitors compliance with the Code of Conduct and Ethics
      Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at www.sedar.com, for additional information with respect to the Corporation’s audit committee.
Corporate Governance Committee
      The function of the Corporate Governance Committee is as follows:

•	develops, recommends to the Board and reviews our corporate governance practices (including Board Charter and Code of Conduct and Ethics)

•	recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues

•	reviews size and compensation of our and our affiliates’ boards and committees

•	reports to the Board as to adequacy and form of directors’ compensation

•	provides orientation program for new directors

•	evaluates annually Board and committee performance

•	reviews Board committees’ mandates

•	monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading)

•	oversees individual directors engaging outside advisors at our expense
Pension Committee
      The function of the Pension Committee is as follows:

•	administers our pension plans

•	reviews our pension plans’ provisions and investment performance

Executive Committee
      The function of the Executive Committee is as follows:

•	acts under powers delegated by the Board

•	approves final terms of transactions previously approved by the Board

•	implements policy initiatives adopted by the Board
Finance Committee
      The function of the Finance Committee is as follows:

•	reviews and reports to the Board or a committee of the Board on certain matters, including:

—	financings (including share issuances)

—	transactions not budgeted, outside the ordinary course of business and involving more than $30 million

—	alliance, branding, licence, partnership and joint venture arrangements involving more than $30 million

—	granting, issuing or assuming rights of first negotiation, first offer or first refusal or non-competition covenants or exclusivity involving a Rogers property or asset exceeding $300 million

—	granting, assuming or issuing of any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $30 million

—	candidates for our and our subsidiaries’ Chief Financial Officer and Audit Committee Chair
Board and Director Performance
      The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and written questionnaires to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board, and other Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

PART 5   OTHER INFORMATION
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      We are not aware that any shareholder that holds more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or our subsidiary, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 2005.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
      None of our directors or executive officers, nor any person who has had such a position since January 1, 2005, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.
MANAGEMENT CONTRACTS
      There are no agreements or arrangements where our or any of our subsidiaries management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.
ADDITIONAL DOCUMENTATION
      Please see our financial statements and MD&A for 2005 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, MD&A and Annual Information Form without charge, upon request from the Investor Relations Department at the following address:

Mr. Bruce Mann
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone (416) 935-3532)
      The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary
March 21, 2006
Toronto, Ontario, Canada

APPENDIX “A”
BOARD OF DIRECTORS CHARTER
      The purpose of this charter (“Charter”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.
PURPOSE OF THE BOARD
      The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.
MEMBERSHIP
      The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfilment of its responsibilities.
      Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.
      All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.
      Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.
ETHICS
      Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.
      Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors and Officers Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors and Officers Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Code for directors and officers.
MEETINGS
      The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items through communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.
      Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.
      Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors through communication with the lead director.
ROLE AND RESPONSIBILITIES OF THE BOARD
      The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.
      In addition to the other matters provided in this Charter, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $10 million; and

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors.
      A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.
ROLE AND RESPONSIBILITIES OF THE CHAIR
      It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities of the lead director set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.
      The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•	to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits);

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program; and

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members.
      The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•	as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.
PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION
      The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Charter including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Compensation Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.
BOARD COMMITTEES
      Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees.

The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.
      Unless otherwise determined by the Board, the respective responsibilities of the following Board committees shall include those set forth below.
Audit Committee

•	review financial reporting procedures (internal and external) and adequacy of internal controls (including steps to remedy);

•	review consolidated financial statements (annual audited and interim unaudited);

•	review with external auditors the Company’s critical accounting practices and material alternative accounting treatments of financial information that have been discussed with management and external auditors’ other material written communication with management;

•	review annual and interim financial information and press releases before release of earnings;

•	select and set compensation of and oversee external auditor for audit, review and attest services and recommend external auditors to be nominated for shareholders’ approval;

•	pre-approve audit, audit-related and non-audit services of external auditors;

•	assess and report to the Board on independence and performance of external auditors;

•	assess management’s design, implementation of and reporting on internal controls;

•	review activities, organization and qualifications of the internal auditors;

•	review before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information;

•	review with general counsel legal compliance, litigation and other legal matters;

•	establish procedures for complaints regarding accounting, internal controls and auditing, including employees’ confidential anonymous concerns;

•	prepare annual performance evaluation of the Audit Committee and review with Board;

•	review annually Audit Committee Charter;

•	meet periodically and separately with Chief Financial Officer, internal auditors, external auditors and general counsel;

•	engage outside advisors as appropriate at our expense without Board or management approval;

•	conduct appropriate investigations; and

•	monitor compliance with the Directors and Officers Code of Conduct and Ethics.
Finance Committee

•	review and report to the Board or a committee of the Board on the following matters:

—	financings (including share issuances);

—	transactions not budgeted, outside the ordinary course of business and involving more than $30 million;

—	alliance, branding, licence, partnership and joint venture arrangements involving more than $30 million;

—	granting, issuing or assuming rights of first negotiation, first offer or first refusal or non-competition covenants or exclusivity involving a Company property or asset exceeding $300 million;

—	granting, assuming or issuing of any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $30 million; and

—	candidates for the Company and its subsidiaries’ Chief Financial Officer and Audit Committee Chair.

Corporate Governance Committee

•	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

•	recommend to the Board and its committees the number and content of meetings, annual work plan and schedules of issues;

•	review size and compensation of the Company and its affiliates’ boards and committees;

•	report to the Board as to adequacy and form of directors’ compensation;

•	provide orientation program for new directors;

•	evaluate annually Board and committee performance;

•	review Board committees’ mandates;

•	monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading); and

•	oversee individual directors engaging outside advisors at the Company’s expense.
Nominating Committee

•	review, consider and/or initiate proposals for nomination of directors to the Board and the boards of directors of wholly-owned subsidiaries;

•	where appropriate, interview proposed nominees;

•	assess incumbent directors for re-nomination to the Board; and

•	establish criteria for and recommend prospective members for the Company and its affiliates’ boards.
Compensation Committee

•	approve appointment and compensation of senior officers;

•	review and recommend to the Board executive compensation policies; and

•	review the Company’s compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning.
Pension Committee

•	supervise the administration; the Company’s pension plans; and

•	review the provisions and investment performance of the Company’s pension plans.
Executive Committee

•	act under powers delegated by the Board;

•	approve final terms of transactions previously approved by the Board; and

•	implement policy initiatives adopted by the Board.